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Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0305

Re:	Beasley Broadcast Group, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 2, 2005

Form 10-Q for fiscal quarters ended through September 30, 2005

File No. 0-29253

Dear Mr. Spirgel:

We hereby respond on behalf of Beasley Broadcast Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated December 15, 2005 to the above referenced Periodic Reports. The Company has filed this letter (tagged correspondence) via EDGAR. For your convenience, each of the comments is set out immediately preceding the corresponding response. Please note that where the context requires, the term “Company” means Beasley Broadcast Group, Inc. and its consolidated subsidiaries.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note the disclosure in note 13 of your related party transactions. Considering the nature and extent of these transactions you should consider including descriptions of all material transactions involving related persons, with a discussion of the elements of these transactions that are necessary for an understanding of the transactions’ business purpose and economic substance, and their effects on the financial statements. Please expand your discussion to provide the following disclosure:

•	The business purpose of the arrangement;

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•	Identification of the related parties transacting business with the company;

•	The manner in which transaction prices were determined by the parties;

•	If the transaction has been evaluated for fairness, a description of how the evaluation was made; and

•	Any ongoing contractual or other commitments as a result of the arrangement.

Also, you should disclose any aspects of the transactions that would be different if negotiated with an independent party and the impact that the transactions would have on the financial statements and any special risks and contingencies.

Response: The Company has informed us that it will expand its discussion of material transactions with related parties to include the information identified above, as applicable, in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future Periodic Reports.

Impairment of FCC Broadcasting Licenses and Goodwill, page 19

2.	We note your disclosure that you used internally-generated estimates of future cash flows to determine the fair value of each of your reporting units. Tell us how you determined your reporting units as defined by paragraph 30 of SFAS 142. In light of your disclosure that your chief operating decision maker receives operating results and other information directly from the radio stations, it appears that each radio station would be an operating segment and a reporting unit. Also revise your disclosure to identify your reporting units.

Response: The Company has informed us that it determined its reporting units in the manner set foth in Paragraph 30 of SFAS 142, which states that:

•	a reporting unit is an operating segment or one level below an operating segment (referred to as a component);

•	a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component;

•	two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics; and

•	an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

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Paragraph 30 also states that the relevant provisions of SFAS 131 and related interpretive literature should be used to determine the reporting units of an entity.

Based on its analysis, the Company believes that it currently has one operating segment and believes that each group of radio stations that it owns in a radio market (which are referred to as “market clusters”) constitutes a component of that operating segment as contemplated by paragraph 30 of SFAS 142. The Company also believes that each market cluster constitutes a business in accordance with EITF 98-3 for which discrete financial information is available and the chief operating decision maker (“CODM”) regularly reviews the operating results of that component. In addition, as described below, the Company considers each component (market cluster) to have similar economic characteristics within the meaning of paragraph 17 of SFAS 131 and accordingly that each component should be aggregated into one reporting unit to test goodwill for impairment.

The Company considers revenue to be the key indicator in assessing the similarity of the economic characteristics of its components. Revenue in the radio broadcasting industry is generally determined by the advertising rates participants are able to charge and the number of advertisements that such participant can broadcast without jeopardizing listener levels. Advertising rates are primarily based on the following factors:

•	audience share in the demographic groups targeted by advertisers, as measured principally by quarterly reports issued by The Arbitron Ratings Company;

•	the number of radio stations, as well as other forms of media, in the market competing for the same demographic groups;

•	the supply of, and demand for, radio advertising airtime; and

•	the size of the radio market.

The Company believes that revenue at each market cluster is similarly affected by each of the above factors. The Company also believes that revenue at each market cluster follows the same trends and moves up or down in the same way in response to the same factors (i.e., the same factors that affect the amount of spending allocated to advertising by the Company’s customers). The Company also believes that its product, advertising airtime, has similar degrees of risk, opportunities for growth and end uses at each market cluster. As a result, the Company has concluded that each of its market clusters has similar economic characteristics.

In addition, the Company also believes that each market cluster is similar in each of the following areas identified in paragraph 17 of SFAS 131:

a.	The nature of the products and services.

•	Each market cluster primarily sells the same product – advertising airtime.

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b.	The nature of the production processes.

•	Each market cluster operates with similar property and equipment (i.e., tower, studio space and equipment, and office space and equipment).

•	Each market cluster has one engineering staff to manage its property and equipment.

c.	The type or class of customer for their products and services

•	Each market cluster sells advertising airtime to one class of customer – local and national advertisers.

d.	The methods used to distribute their products or to provide their services.

•	Each market cluster has a sales force that sells the airtime of one or more of the radio stations in that cluster and reports to common management within the market cluster.

•	All sales employees in each market cluster are compensated in a similar manner.

e.	If applicable, the nature of the regulatory environment.

•	Each market cluster operates in the same regulatory environment – most significantly, regulation by the Federal Communications Commission.

For the reasons described above, the Company believes that its market clusters should be aggregated in accordance with paragraph 30 of SFAS 142. However, as stated in a letter to Mr. Carlos Pacho in the Commission’s Division of Corporation Finance dated December 2, 2003, the Company has previously agreed to accept the Staff’s suggestion to assess goodwill impairment at the market cluster level.

The Company has informed us that its CODM’s principal source of operating information is a weekly revenue report for the entire company titled the “HURD” report. The report provides financial information for the entire Company summarized by market cluster and, to the extent that more detailed information is required by the CODM, by radio station.

The Company has informed us that it will expand its disclosure in future Periodic Reports to identify its market clusters as the reporting units for the purpose of testing goodwill for impairment as follows:

“We are required to estimate the fair value of our FCC broadcasting licenses and reporting units on at least an annual basis. We combine our FCC broadcasting licenses into single units of accounting based on our market clusters for impairment testing purposes. To

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estimate the fair value of our FCC broadcasting licenses as of [date of test], we obtained appraisals from an independent appraisal company. The appraisal company estimated the fair values of our FM broadcast licenses using discounted future cash flows and the fair values of our AM licenses using a market valuation approach. The appraisal includes several assumptions and estimates including the determination of future cash flows and an appropriate discount rate. If the appraisal company had made different assumptions or used different estimates, including those used to determine future cash flows and the discount rate, the fair value of our FCC broadcasting licenses could have been materially different. For the purpose of testing our goodwill for impairment, we have identified our market clusters as our reporting units. We used internally-generated estimates of future cash flows to determine the fair value of each reporting unit as of [date of test]. These estimates required management judgment and if we had made different assumptions the fair value of our reporting units could have been materially different.”

3.	Expand the discussion of the annual impairment test for broadcasting license to clarify whether you determine the fair value of each individual license or combine licenses into a single unit of accounting based on a market cluster, as disclosed at page 17. We also note in your letter dated April 23, 2003 that you identified eleven market clusters as your unit of accounting, as set forth in EITF 02-7, for testing impairment of your indefinite-lived intangible assets.

Response: The Company has informed us that it will expand its disclosure in future Periodic Reports to state that its broadcasting licenses are combined into single units of accounting based on market clusters for impairment testing purposes. It is anticipated that this additional disclosure will be in the form of revised disclosure proposed in the Company’s response to Comment No. 2 above. In addition, the Company notes that on February 5, 2003, the Company completed the sale of its remaining radio station in New Orleans which reduced the number of market clusters from eleven to ten.

Consolidated Balance Sheets, page 36

4.	Please label the ‘Note Receivable’ of $4.2M as being from a related party. For additional guidance refer to Rule 4.08 (k) and Rule 5-02 (3) of Regulation S-X.

Response: The Company has informed us that it will change “Note Receivable” to read “Notes receivable from related parties” in its consolidated balance sheets provided in its future Periodic Reports.

Note (1) Segment Information, page 43

5.	We note your disclosure that effective January 1, 2004 as a result of your internal reporting process reorganization your chief operating decision maker receives operating results and other information directly from your radio stations and no longer evaluates performance or allocates resources based on the operating segments reported previously and as a result of the reorganization, you now operate only one reportable segment, which includes all of your radio stations. In this regard describe for us the basis for concluding that you operate in one reportable segment in accordance with SFAS 131. In your response show us how your

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operating segments met the aggregation criteria of paragraph 17 of SFAS 131. Please note that in order for you to be able to aggregate the operating segments they must have similar economic characteristics and be similar in each of the five factors. For additional guidance refer to EITF 04-10 and paragraph 127 of SFAS 131.

Response: Paragraph 10 of SFAS 131 states that an operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses,

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

The Company engages in a single business activity, primarily selling a single product, advertising airtime, from which it earns revenues and incurs operating expenses. As described above in the response to Comment No. 2, the CODM regularly reviews the operating results of this business presented in the weekly HURD report and uses the information presented therein to assess the performance of the business and to make decisions about the allocation of resources to the business. The HURD report provides financial information for the entire Company summarized by market cluster and, to the extent that more detailed information is required by the CODM, by radio station. Accordingly, the Company believes that it currently has one operating segment within the meaning of paragraph 10 of SFAS 131.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-1028.

Very truly yours,

/s/ Patrick Shannon
Patrick Shannon of LATHAM & WATKINS LLP